PREMIER ROYALTY COMMENCES TRADING UNDER SYMBOL “NSR” ON THE TSX

THUNDER BAY, ON, December 11, 2012 – PREMIER ROYALTY INC. (NSR:TSX) is pleased to announce that at the opening of trading today, its common shares and listed warrants will begin trading on a one-for-four consolidation basis on the Toronto Stock Exchange under the symbols “NSR”, “NSR.WT” and “NSR.WT.A”, respectively. Fractional common shares and warrants resulting from the consolidation will be rounded down to the nearest whole share or warrant, as applicable.

Abraham Drost, President & CEO of Premier Royalty Inc., stated: “This event has been about a year in the making as a result of the original vision and commitment of our Chairman Ewan Downie. The Company has acquired a number of cash flowing royalties and true to the original vision, is off to a great start. We look forward to capitalizing on new opportunities for growth as we seek to maximize shareholder value.”

About Premier Royalty Inc.

Premier Royalty Inc. features a high quality cash-flowing royalty portfolio on several remarkable gold mines including:

  1.5% NSR on the new (Q4/2012) Emigrant Springs Mine operated by Newmont on the Carlin Trend in Nevada, USA
  1% NSR on the new (Q1/2012) Thunder Creek Deposit of the Timmins West Mine operated by Lake Shore Gold Mines in Timmins, Canada
  1% NSR on the venerable Buffelsfontein Mine operated by Village Main Reef in South Africa
  1% NSR on the Mine Waste Solutions (MWS) tailings processing facility operated by AngloGold Ashanti in South Africa
  1% NSR on the new (2010) Gualcamayo Mine operated by Yamana Gold in San Juan Province, Argentina

Premier Royalty Inc. also has a number of promising earlier stage exploration and development royalties in its growth pipeline and is actively assessing other potential royalty acquisitions and corporate development opportunities in stable jurisdictions.

FOR FURTHER INFORMATION PLEASE CONTACT:

PREMIER ROYALTY INC.

Abraham Drost, P.Geo., President & CEO
Phone: 807-476-2401 Fax: 807-476-2409
Email: info@premierroyalty.com
Web Site: www.premierroyalty.com

Nicole Marchand, Investor Relations
416-428-3533

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION: This news release includes certain information that may constitute “forward-looking information” under applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements about strategic plans. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information, including the risks identified in Bridgeport Ventures Inc.’s management information circular dated as of October 31, 2012. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. Premier Royalty disclaim any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.